FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

Atnewyork.com: Merger Creates Business Software Giant
June 2, 2003

June 2, 2003
Merger Creates Business Software Giant
By Clint Boulton

PeopleSoft (Quote, Company Info) Monday agreed to buy J.D. Edwards & Co. (Quote, Company Info) for $1.7 billion in stock, a move that shakes up the market for business applications software.

The deal makes PeopleSoft the second-largest business software provider to Germany-based leader SAP as PeopleSoft will gain new access to mid-market application customers to add to its large market customer base. Combined, the companies will have about $2.8 billion in annual revenues, 13,000 employees and more than 11,000 customers in 150 countries.

PeopleSoft competes on different levels with SAP (Quote, Company Info), Siebel (Quote, Company Info) and Microsoft (Quote, Company Info) to sell software for such segments as human resource management (HRM), customer relationship management (CRM) or enterprise resource planning (ERP) to large companies, meaning that the companies cater to small, medium and large classes of businesses, based on size. As a provider of software for large-scale firms, SAP effectively becomes PeopleSoft’s greatest competitor. Microsoft tends to sell to the small- and mid-sized market, courtesy of its purchase of Great Plains Solutions two years ago. Siebel typically sell to the mid-sized market as well.

Buying Denver’s J.D. Edwards fills a gap in asset and manufacturing applications for Pleasanton, Calif.’s PeopleSoft, while Denver’s J.D. Edwards hopes to benefit from selling PeopleSoft’s popular human resources management software, said PeopleSoft President and CEO Craig Conway.

“The employees of both companies share a cultural passion for serving the customer,” said J.D. Edwards Chairman, President and CEO Bob Dutkowsky. “Additionally, with PeopleSoft’s strength in the large enterprise space and services industries, combined with J.D. Edwards’ position as an acknowledged leader in the mid-market and manufacturing, we will be able to serve the entire enterprise software market in a way that no other vendor can. The integration of the two companies is a giant leap forward in fulfilling J.D. Edwards’ goal to Make Customers Stronger.”

J.D. Edwards will become a wholly owned subsidiary of PeopleSoft, and J.D. Edwards stockholders will own approximately 25 percent of the stock of the combined outfit.

As for terms of the deal, PeopleSoft is offering stockholders 0.860 PeopleSoft common shares for each outstanding J.D. Edwards common share. The value of the deal is based on the closing price of PeopleSoft stock on May 30, 2003 and J.D. Edwards’ shares outstanding.

The transaction will be accretive to PeopleSoft’s FY 2004 earnings on an adjusted basis excluding amortization associated with intangibles, the write-down of deferred revenue and other purchase accounting adjustments. The transaction is expected to close in the late third or early fourth calendar quarter.

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.